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Exhibit 99.1

        Press Release of Cableuropa, S.A.U. dated 20 November 2002 announcing Third Quarter 2002 Financial Results

THIRD QUARTER 2002 RESULTS

EBITDA CONSOLIDATION

—
substantial EBITDA improvement
—
7% increase in residential customers to 436,000
—
23% increase in broadband internet customers to 92,000
—
gross margin up to 67% from 63% in the previous quarter
—
Grupo Corporativo ONO announces tender offer for ONO Finance PLC notes

Madrid—20 November 2002

        ONO, (www.ono.es), Spain's leading broadband service provider, today announced its unaudited operating and financial results for the third quarter of the year ending 30 September 2002. The highlights of the results are as follows:

Financial highlights

	Quarter ended 30.09.02	Quarter ended 30.06.02	% change		Quarter ended 30.09.01
Revenues (€ million)	63.4	60.3	5%		36.1
Gross margin	67%	63%	4	pp	50%
EBITDA (€ million)	4.5	0.9	400%		(11.5)

Operating highlights

	Quarter ended 30.09.02	Quarter ended 30.06.02	% change		Quarter ended 30.09.01
Residential market
Customers	436,205	408,013	7%		281,240
Telecommunications	407,266	379,802	7%		258,166
Television	274,310	266,034	3%		197,450
Broadband internet	92,089	75,073	23%		29,301
Narrowband internet	30,437	37,490	(19)%		41,871
Penetration
Customer	31.6%	31.6%	—		28.7%
Telecommunications	29.5%	29.4%	0.1	pp	26.4%
Television	19.9%	20.6%	(0.7	)pp	20.2%
Internet	8.9%	8.7%	0.2	pp	7.3%
Avg. monthly revenue per customer—€	46.9	47.8	(2)%		42.2
Business market
Customers	7,405	6,571	13%		4,369
Avg. monthly revenue per customer—€	192.4	218.0	(12)%		158.2
Infrastructure
Homes passed	1,666,047	1,572,463	6%		1,286,460

        Commenting on ONO's performance in the third quarter of 2002, Richard Alden, ONO's Chief Executive Officer, said:

        "The results of the third quarter are in line with our expectations and reflect the seasonally reduced level of sales activity and consumer consumption during the summer months in Spain. Despite the resulting relatively modest revenue growth we have consolidated our move into positive EBITDA figures in the third quarter particularly due to our continued strong focus on cost control and efficiency.

        Weaker than expected growth in the television service has been largely offset by strong demand for our broadband internet service where we added more than 17,000 customers in the quarter. We now have over 100,000 broadband internet access customers, around 30% of our overall customer base. In addition I am also pleased with the continued improvement in our acquisition of business customers. We have now added over 2,000 business customers over the last two quarters since we restructured our business sales force.

        The preliminary green light given last weak by the Spanish anti-trust authorities to the DTH merger has raised some serious concerns amongst the cable operators. We consider that the conditions imposed to Sogecable are too weak to guarantee the level of access to content that cable needs. Therefore, we will continue to lobby the Spanish administration to impose cable friendlier conditions when the merger is finally approved. In any case, this transaction may be reviewed both in Spain and Brussels."

        Mr Alden continued, "Today, Grupo Corporativo ONO, the parent company for the ONO group, has announced a tender offer to purchase a portion of the bonds issued by ONO Finance. This exercise, if successful, will significantly reduce our indebtedness."

About ONO

        ONO is one of the leading integrated broadband services providers in Spain. It offers direct access telephony, pay television and Internet access services to the residential market where it has a target market of over four million homes in exclusive franchise areas. In the business market, ONO offers advanced voice, data and application services across its own high capacity local access and national backbone networks. ONO's principal beneficial shareholders are Bank of America, Caisse de dépôt et placement du Quebec, GE Capital, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

        Certain statements in this release are "forward looking statements" intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business, which include among others, competitive developments, risks associated with the group's growth, the development of the group's markets, regulatory risks, dependence on its major customers and their spending patterns and other risks which will be presented in the group's filings with the Securities and Exchange Commission.

For further information, please contact:

Jonathan Cumming Group Treasurer (+34) 91 180 9444 jonathan.cumming@ono.es	Alejandra Moore Mayorga Grupo Albión (+34) 91 531 2388 Amoore@grupoalbion.com

Financial results for the third quarter of 2002

        Residential services.    Revenues were €63.4 million for the third quarter of 2002 compared to €60.3 million in the second quarter of 2002, a 5% increase. This improvement reflects a 7% increase in customer numbers, which outweighs a small decrease in the average monthly revenue per customer from €47.8 for the second quarter to €46.9 in the third quarter. This latter issue reflects the seasonal effect of lower consumption in the summer months and is an annual phenomenon.

        In the quarter we passed 93,600 new homes and released 88,900 to marketing. The ratio of homes released to marketing to homes passed improved from 82% in the second quarter of 2002 to 83% in the third quarter as increasing the efficiency of our investments continues to be an important focus for us.

        Revenue for residential telecommunications services rose by 8% to €34.0 million, as customer numbers grew by 7% to 407,000 and the average monthly revenue per customer increased from €29.0 in the second quarter of 2002 to €29.3 in the third quarter, despite seasonally lower consumption. Telecommunications penetration remained flat, as a result of the holiday season reaching 29.5% against 29.4% in the previous quarter.

        Cable television revenues for the third quarter of 2002 were €15.1 million compared to €14.4 million in the second quarter of the year, an increase of 4%. This small increase reflects modest growth in our customer numbers, growing from 266,034 in the second quarter of 2002 to 274,310 in the third quarter. Our continuing focus on releasing more homes to marketing coupled with the seasonally reduced level of sales has brought about a reduction in penetration of 0.7% to 19.9%. Average monthly revenue per customer remained stable at €18.6 in the third quarter despite lower PPV revenues as a result of the football season being closed.

        Internet access revenues decreased to €9.7 million for the third quarter of 2002 as compared to second quarter revenues of €9.9 million, a decrease of 2%. The number of internet access subscribers at the end of the third quarter of 2002 was 122,526, of which 92,089 (or 75%) were broadband and 30,437 were narrowband. As expected, the average monthly revenue per broadband decreased from €39.7 in the second quarter to €31.6 in the third due to the lower number of sales of cable modems. We now have 28% of our customer base taking an internet service from us for which they pay a fixed monthly fee.

        Business services.    In the third quarter of 2002, we added 834 new business customers to end the quarter at 7,405. The level of customer acquisitions is highly encouraging considering the seasonally adverse conditions in the business market. Average monthly revenues per business customer fell from €218 in the second quarter to €192 in the third reflecting the seasonal reduction in consumption.

        Cost of services consists of interconnection costs for telecommunications services, programming fees for cable television services and capacity charges for the internet access service. Cost of services generated in the third quarter was €20.9 million. As a percentage of revenues, gross margin rose to 67% from 63%. This increase is due to reduced interconnection costs, as we carry more and more of our own traffic, lower relative programming costs for television as our customer base grows and price reductions in our internet access costs. In addition, seasonally lower consumption revenues results in a higher proportion of revenues being derived from fixed charges, which have a higher gross margin percentage than consumption revenues

        General operating expenses amounted to €46.0 million on a gross basis in the third quarter of 2002 compared to €45.3 million in the second quarter, an increase of €0.7 million. This small increase, of 1.5%, compares well to the increase in revenues of 5% and continues to reflect the focus and priority within the company to reduce costs. As part of this commitment, 185 employees were made redundant by the end of September and the company has agreed with the Spanish authorities and its employees that up to 215 additional redundancies will occur prior to the end of 2003. The cost savings resulting from this initiative will begin to be apparent from the fourth quarter. On a net basis the operating costs were €38.0 million for the third quarter; an increase of €0.8 million from €37.2 million in the second quarter.

        EBITDA.    Positive EBITDA increased from €0.9 million in the second quarter to €4.5 million in the third quarter as a result of the increased revenues, the improvement in gross margins and the limited increase in operating costs. Year to date the business is now EBITDA positive in excess of €2.8 million.

        Net interest expense for third quarter of 2002 was €39.1 million in line with the €39.4 million in the previous quarter.

        Unrealised foreign exchange gains/losses.    A proportion of our debt, and a proportion of our cash balances, are denominated in US dollars relating to the senior notes due 2009 and 2011. In August 2002, we entered into a cross currency swap to hedge 50% of our exposure to exchange rate differences on the coupon payments until 2006 for our US Dollar denominated debt on our senior notes due 2011.

        Foreign exchange losses were €4.1 million in the third quarter of 2002 compared to foreign exchange gains of €14.7 million for the previous quarter.

        Liquidity.    We ended the third quarter of 2002 with approximately €79 million of cash and cash equivalents on hand and had drawn €220 million under our €800 million senior bank facility. We had access to a further €225 million of undrawn maximum contractual availability under the facility at that time.

        Other.    In a separate release today, Grupo Corporativo ONO, S.A. ("GCO"), Cableuropa's parent company, announced that it has commenced "Modified Dutch Auction" tender offers for a portion of the outstanding Notes issued by ONO Finance PLC with the intention of allowing GCO to purchase the largest aggregate principal amount of Notes possible for up to €140 million. The tender offers are conditional on several factors further details of which can be found in the Offer to Purchase. GCO also announced that, to date, it owns approximately €155 million in aggregate principal amount of ONO Finance PLC Notes in the open market.

        Copies of the press release and the Offer to Purchase have been filed on form 6-K with the SEC today.

OPERATING DATA

	Quarter ended
	30 Sept. 2002	30 June 2002	31 March 2002	31 Dec. 2001	30 Sept. 2001
Residential services
Customers	436,205	408,013	370,819	333,997	281,240
Penetration	31.6%	31.6%	30.7%	30.1%	28.7%
ARPU—€	46.9	47.8	47.5	45.7	42.2
Telecommunications:
Customers	407,266	379,802	343,153	308,056	258,166
Penetration	29.5%	29.4%	28.4%	27.7%	26.4%
ARPU—€	29.3	29.0	28.8	28.4	26.1
Television:
Customers	274,310	266,034	251,547	232,199	197,450
Penetration	19.9%	20.6%	20.9%	20.9%	20.2%
ARPU—€	18.6	18.6	20.2	18.0	17.3
Internet:
Broadband customers	92,089	75,073	49,171	37,155	29,301
ARPU—€	31.6	39.7	37.2	40.1	36.9
Narrowband customers	30,437	37,490	49,243	48,964	41,871
ARPU	17.9	19.7	17.4	16.1	16.0
Customer churn (annualised)	14.3%	12.5%	12.8%	12.9%	13.2%
Business services
Customers in service	7,405	6,571	5,308	4,829	4,369
ARPU—€	192	218	253	278	158
Infrastructure
Number of cities under construction	82	76	70	67	63
Number of cities with service	73	69	63	60	51
Homes passed for service	1,666,047	1,572,463	1,483,706	1,399,514	1,286,460
Route km. of national backbone	6,194	6,169	6,139	5,712	5,319
Route km. of local access networks	5,899	5,634	5,314	5,135	4,723
Homes released/Homes passed	83%	82%	81%	79%	76%

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Euro thousand)—(Spanish GAAP—unaudited)

	Three months ended
	Sept. 30, 2002	June 30, 2002
REVENUES
Residential services
Telecommunications	33,976	31,395
Television	15,063	14,424
Internet	9,746	9,967
Business services	4,625	4,497

	63,410	60,283
COST OF SERVICES	(20,892)	(22,267)
GROSS PROFIT	42,518	38,016
NET OPERATING EXPENSES
Gross expenses	(46,013)	(45,330)
Capitalised costs	7,969	8,168

	(38,044)	(37,162)
EBITDA	4,474	854
DEPRECIATION & AMORTISATION	(38,464)	(38,487)
OPERATING LOSS	(33,990)	(37,633)
OTHER (EXPENSE)/INCOME
Interest expense, net	(39,064)	(39,356)
Foreign exchange (losses)/gains	(4,050)	14,709
Adjustment in value of EVCs	—	51,492

	(43,114)	26,845
NET EXTRAORDINARY EXPENSE	(15)	—
LOSS BEFORE INCOME TAXES AND MINORITY INTERESTS	(77,119)	(10,788)
Income tax credit	27,486	1,166

LOSS BEFORE MINORITY INTERESTS	(49,633)	(9,622)
Minority interests	3	192

NET LOSS	(49,630)	(9,430)

CONDENSED CONSOLIDATED BALANCE SHEETS
(Euro thousand)—(Spanish GAAP—unaudited)

	As at
	Sept. 30, 2002	June 30, 2002
ASSETS
Current assets
Cash	1,459	1,299
Short-term investments, net	77,588	109,701
Accounts receivable and other current assets	113,092	141,080

	192,139	252,080
Fixed assets
Start-up costs, net	129,642	137,929
Intangible assets, net	144,770	148,540
Tangible assets, net	1,174,556	1,140,168
Financial assets, net	187,716	160,208

	1,636,684	1,586,845
Goodwill on consolidation	246,227	249,616
Deferred expenses, net	102,936	106,351

TOTAL ASSETS	2,177,986	2,194,892

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	36,851	78,359
Accrued interest expenses	34,258	40,993
Accounts payable and other current liabilities	221,223	225,156

	292,332	344,508
Long term debt
Senior bank facility	220,000	140,000
Senior subordinated notes	986,137	983,798
Other	1,780	2,902

	1,207,917	1,126,700
Other long term liabilities	51,335	49,697
Commitments and contingencies	29,278	27,232
Minority interests	0	1
Participative loan	300,000	300,000
Shareholders' equity
Common stock	484,663	484,663
Share premium	337,746	337,746
Accumulated deficit, beginning of period	(411,565)	(411,565)
Net loss for the period	(113,720)	(64,090)

Total shareholders' equity	297,124	346,754

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,177,986	2,194,892

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Euro thousand)—(Spanish GAAP—unaudited)

	Three months ended
	Sept 30, 2002	June 30, 2002
OPERATING ACTIVITIES
Net loss	(49,630)	(9,430)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES
Exchange rate differences in long term debt	5,775	(13,546)
Amortisation of deferred expenses	3,465	(457)
Depreciation and amortisation	37,680	36,870
Commitments and contingencies	2,046	341
Tax credits	(27,486)	(1,166)
Provision for EVC	0	(51,492)
Losses attributed to minority interests	(3)	(192)
Start-up costs	(2,882)	(5,058)
Deferred expenses	(50)	3,990
Amortisation of soccer rights	785	1,617
Changes in operating assets and liabilities
Accounts receivable	27,478	(9,808)
Short term restricted cash deposits	41,373	25,977
Other current assets	58	(726)
Accounts payable	(5,178)	(13,026)
Short term debt and other current liabilities	(46,997)	7,227

Net cash used in operating activities	(13,566)	(28,879)
INVESTING ACTIVITIES:
Purchases of property and equipment	(52,359)	(49,530)
Goodwill	(1)	—
Purchases of intangible assets	(1,714)	(1,813)
Financial assets	(22)	747

Net cash used in investing activities	(54,096)	(50,596)
FINANCING ACTIVITIES
Borrowings	78,878	73,369
Other, net	(1,797)	4,731

Net cash provided by financing activities	77,081	78,100
INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS	9,419	(1,375)
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,208	8,583

CASH AND CASH EQUIVALENTS AT END OF PERIOD	16,627	7,208

Cash paid for interest	43,403	26,404

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  Exhibit 99.1
THIRD QUARTER 2002 RESULTS EBITDA CONSOLIDATION
OPERATING DATA
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Euro thousand)—(Spanish GAAP—unaudited)
CONDENSED CONSOLIDATED BALANCE SHEETS (Euro thousand)—(Spanish GAAP—unaudited)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Euro thousand)—(Spanish GAAP—unaudited)